Exhibit (a)(1)(v)

Form of Promissory Note for Repurchases of your Shares

AMG COMVEST SENIOR LENDING FUND

Dated: [insert date]

FOR VALUE RECEIVED, AMG Comvest Senior Lending Fund (“Payor” or the “Fund”), a Delaware statutory trust issuing its shares of beneficial interest (“Shares”), hereby promises to pay [insert name of payee] (“Payee”) the Payment Amount (as defined in Section 2) in a single installment as discussed below.

This Note is being issued so that Payor may purchase Shares (the “Repurchased Shares”) from Payee pursuant to the terms and subject to the conditions set out in the Offer to Purchase dated May 1, 2025 and the Letter of Transmittal submitted by the Payee (which Offer to Purchase and Letter of Transmittal, together with any amendments or supplements thereto collectively constitute the “Offer”). This Note is not negotiable and is not interest-bearing.

1. General Payment Provisions. The Payor will pay the Payment Amount under this Note in a single installment in such currency of the United States of America as will be legal tender at the time of payment. Payment under this Note will be made by wire transfer to Payee’s account at Payee’s authorized agent as previously identified to Payor by Payee.

2. Payment. The “Payment Amount” will be an amount equal to the value of the Repurchased Shares determined as of June 30, 2025 (the “Valuation Date”) reduced by the Early Repurchase Deduction (as defined herein), if applicable. Unless the existence of changes in tax or other laws or regulations or unusual market conditions result in a delay, the Payor will make payment under this Note on or before 35 days after the Valuation Date.

Except as described below, Repurchased Shares that were purchased in a tender offer with a Valuation Date that is within the 12-month period following the initial issue date of such Shares being tendered are subject to an “early repurchase deduction” (the “Early Repurchase Deduction”) at a rate of 2% of the aggregate net asset value of such Shares.

3. Optional Prepayment. This Note may be prepaid, without premium, penalty or notice, at any time.

4. Events of Default.

(a) The occurrence of any of the following events shall be deemed to be an “Event of Default” under this Note:

(i) The Payor defaults in payment when due and any such default continues for a period of ten (10) days; or

(ii)(1) The Payor commences any proceeding or other action relating to the Fund in bankruptcy or seeks reorganization, arrangement, readjustment, dissolution, liquidation, winding-up, relief or composition of the Fund or the debts of the Fund under any law relating to bankruptcy, insolvency or reorganization or relief of debtors; (2) the Payor applies for, or consents or acquiesces to, the appointment of a receiver, conservator, trustee or similar officer for the Fund or for all or substantially all of the property of the Fund; (3) the Payor makes a general assignment for the benefit of creditors of the Fund; or (4) the Payor generally admits its inability to pay its debts with respect to the Fund as they become due and payable; or

(iii)(1) The commencement of any proceeding or the taking of any other action against the Fund in bankruptcy or seeking reorganization, arrangement, readjustment, dissolution, liquidation, winding-up, relief or composition of the Fund or the debts of the Fund under any law relating to bankruptcy, insolvency or reorganization or relief of debtors and the continuance of any of such events for sixty (60) days undismissed, unbonded or undischarged; or (2) the appointment of a receiver, conservator, trustee or similar officer for the Payor or for all or substantially all of the property of the Fund and the continuance of any such event for sixty (60) days undismissed, unbonded or undischarged.

(b) Upon the occurrence of an Event of Default, the entire unpaid amount of this Note outstanding shall become immediately due and payable, without presentment, demand, protest, or other notice of any kind, all of which are expressly waived, and without any action on the part of the Payee.

5. Miscellaneous.

(c) Governing Law; Consent to Jurisdiction. This Note and the rights and remedies of the Payor and Payee will be governed by and construed in accordance with the laws of the State of New York applicable to agreements made and to be wholly performed within such State, without regard to the conflict of laws principles of such State. Any legal action, suit or proceeding arising out of or relating to this Agreement may be instituted in any state or federal court located within the County of New York, State of New York, and each party hereto agrees not to assert, by way of motion, as a defense, or otherwise, in any such action, suit or proceeding, any claim that it is not subject personally to the jurisdiction of such court, that the venue of the action, suit or proceeding is improper or that this Agreement or the subject matter hereof may not be enforced in or by such court.

(d) Notices. All communications under this Note will be given in writing, sent by telecopier or registered mail to the address set forth below or to such other address as such party will have specified in writing to the other party hereto, and will be deemed to have been delivered effective at the earlier of its receipt or within two (2) days after dispatch.

If to Payor, to:

AMG Comvest Senior Lending Fund

360 S. Rosemary Ave, Suite 1700

West Palm Beach, FL 33410

Telephone: 561-727-2001

Attention: Michael Altschuler

With a copy to:

AMG Funds LLC

680 Washington Blvd., Suite 500

Stamford, CT 06901

Telephone: 203-299-3500

Attention: Legal & Compliance

If to Payee, to:

[Insert contact information for the Payee]

(e) Severability, Binding Effect. Any provision of this Note that is prohibited or unenforceable in any jurisdiction will, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions hereof, and any such prohibition or unenforceability in any jurisdiction will not invalidate or render unenforceable such provision in any other jurisdiction.

(f) Amendment; Waiver. No provision of this Note may be waived, altered or amended, except by written agreement between the Payor and Payee.

(g) Waiver of Presentment. Payor hereby waives presentment, protest, demand for payment and notice of default or nonpayment to or upon Payor with respect to this Note.

(h) Entire Agreement. This Note and the Offer set out the entire agreement between the parties and supersede any prior oral or written agreement between the parties.

(i) Delaware Statutory Trust. The obligations of the Fund under this Note are not binding upon any trustee or shareholder of the Fund personally, but bind only the Fund and the Fund’s property. A copy of the Certificate of Trust of the Fund is on file with the State of Delaware, and notice is hereby given that this instrument is executed on behalf of the trustees of the Fund as trustees and not individually and that the obligations of or arising out of this instrument are not binding on any of the trustees, officers or shareholders individually, but are binding only upon the trust property of the Fund.

IN WITNESS WHEREOF, Payor has duly caused this Note to be duly executed as of the date first above written.

AMG COMVEST SENIOR LENDING FUND

By:

Name:	Cecilio M. Rodriguez
Title:	Chief Financial Officer

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